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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           -------------------------
                                   FORM 11-K
                           -------------------------
           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 1999

                           -------------------------
                         COMMISSION FILE NUMBER 1-14180
                           -------------------------
                               LORAL SAVINGS PLAN
                           -------------------------
                       LORAL SPACE & COMMUNICATIONS LTD.
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                    LORAL SAVINGS PLAN
                                          --------------------------------------
                                                          (Plan)

                                          BY:         STEPHEN L. JACKSON
                                             -----------------------------------
                                                     Stephen L. Jackson
                                                      Committee Member

Date: June 16, 2000

                               LORAL SAVINGS PLAN

                               TABLE OF CONTENTS
                           -------------------------

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................    1
Financial Statements
  Statements of Net Assets Available For Benefits as of
     December 31, 1999 and 1998.............................    2
  Statements of Changes in Net Assets Available For Benefits
     for the years ended December 31, 1999 and 1998.........    3
Notes to Financial Statements...............................    4
Supplemental Schedules
  Schedule of Assets Held for Investment Purposes as of
     December 31, 1999......................................   10
  Schedule of Reportable Transactions for the year ended
     December 31, 1999......................................   11
Exhibit
  Consent of Independent Accountants

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
  Plan Administrator of the
  Loral Savings Plan

     We have audited the accompanying statements of net assets available for benefits of the Loral Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of "Assets Held for Investment Purposes" and "Reportable Transactions" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

Campbell, California
June 16, 2000

                               LORAL SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 (IN THOUSANDS)

                                                                     AS OF
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Assets:
  Investments, at fair value:
     Participant directed:
       Mutual Funds.........................................  $230,819   $201,613
       Loral Stock Fund.....................................   123,512     91,635
       Loans................................................     5,443      5,818
     Non-participant directed:
       Loral Stock Fund.....................................    25,627     13,791
       Globalstar Stock Fund................................     2,310        583
       Associates Stock Fund................................     8,587     15,231
       Ford Stock Fund......................................    32,826     40,851
                                                              --------   --------
          Total Investments.................................   429,124    369,522
                                                              --------   --------
  Net assets available for benefits.........................  $429,124   $369,522
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Additions:
  Additions to net assets attributed to:
     Investment income:
       Net appreciation in fair value of investments (Note
        3)..................................................  $ 50,005   $ 19,437
       Net investment gain from registered investment
        company (Note 3)....................................     2,020      8,884
       Interest and dividends...............................    13,727     11,969
                                                              --------   --------
                                                                65,752     40,290
                                                              --------   --------
     Contributions:
       Participant..........................................    20,506     19,056
       Employer.............................................     7,003      6,610
       Rollovers............................................     2,252      2,776
                                                              --------   --------
                                                                29,761     28,442
                                                              --------   --------
     Transfer from other plans, net.........................        23      5,485
                                                              --------   --------
          Total additions...................................    95,536     74,217
                                                              --------   --------
Deductions:
  Deductions from net assets attributed to:
     Benefits paid to participants..........................    35,884     32,225
     Administrative expenses................................        50         38
                                                              --------   --------
          Total deductions..................................    35,934     32,263
                                                              --------   --------
Net increase................................................    59,602     41,954
Net assets available for benefits:
  Beginning of year.........................................   369,522    327,568
                                                              --------   --------
  End of year...............................................  $429,124   $369,522
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

  General

     The Loral Savings Plan (the "Plan") was established on April 23, 1996 following the spin-off and formation of Loral Space & Communications Ltd. ("Loral"). It was established for the benefit of employees of certain affiliates of Loral (collectively referred to as the "Employer"), and is sponsored by Space Systems/ Loral, Inc. ("SS/L").

     On March 20, 1998, Loral acquired Orion Network Systems, Inc. ("Orion"). On that date all Orion employees were eligible to become participants of the Plan.

     On April 7, 1998, in accordance with the spin-off of Associates First Capital Corporation ("Associates") from the Ford Motor Company ("Ford"), the Associates Stock Fund was formed and the corresponding ownership interests (valued at approximately $16.8 million) were transferred from the Ford Stock Fund to the Associates Stock Fund.

     On August 1, 1998 the Fidelity Blended Income Fund was merged into the Fidelity Managed Income Portfolio II.

     The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Regular full-time and regular part-time employees are eligible to participate in the Plan as of their date of hire.

     As of December 31, 1999, there were approximately 4,700 participants in the Plan. A complete description of the Plan's provisions is contained in the Plan document.

  Non-Participant Directed Investments

     Loral Stock Fund -- Funds are primarily invested in Loral Space & Communications Ltd. Common Stock ("Loral Common Stock"). Assets invested in the Loral Stock Fund are expressed in units of participation rather than shares of Loral Common Stock. Such units represent a proportionate interest in all assets of the Loral Stock Fund, which includes Loral Common Stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Loral Stock Fund.

     The Ford Stock Fund is a carry-over fund resulting from the transfer of assets from a prior plan. Contributions and reinvestment of dividends into this fund are not permitted. Dividends received on Ford common stock are invested in the Fidelity Retirement Money Market Fund. Assets invested in the Ford Stock Fund are expressed in units of participation rather than shares of Ford common stock. Such units represent a proportionate interest in all assets of the Ford Stock Fund, which includes Ford common stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Ford Stock Fund (see Associates Stock Fund below).

     Associates Stock Fund -- This fund was formed pursuant to the spin-off of Associates from Ford (see Note 1 General). Contributions and reinvestment of dividends into this fund are not permitted. Dividends received on Associates common stock are invested in the Fidelity Retirement Money Market Fund. Assets invested in the Associates Stock Fund are expressed in units of participation rather than shares of Associates common stock. Such units represent a proportionate interest in all assets of the Associates Stock Fund, which includes Associates common stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Associates Stock Fund.

     The Globalstar Stock Fund reflects the employer match for employees of Globalstar L.P. ("Globalstar") only. Assets invested in the fund are expressed in units of participation rather than shares of Globalstar

                               LORAL SAVINGS PLAN

Telecommunications Ltd. common stock. Such units represent a proportionate interest in all assets of the Globalstar Stock Fund, which includes Globalstar common stock and the Fidelity Short Term Interest Fund.

  Participant Accounts

     A participant's account is credited with the participant's contribution; the employer's matching contribution and an allocation of Plan earnings or losses, net of certain investment management fees. Allocations are based on a participant's account balance as a percentage of the sum of all participants' account balances.

  Vesting and Forfeitures

     Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants vest 100% in employer contributions plus actual earnings thereon after completion of five years of service and, thereafter, vest immediately in all future employer contributions. On termination of service due to death, disability, or retirement, participants become fully vested. Non-vested employer contributions are forfeited upon termination or withdrawal and are used for certain Plan administrative expenses or to reduce future employer contributions. Forfeitures for the years ended December 31, 1999 and 1998 were approximately $500,000 and $389,000, respectively.

  Contributions

     The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings feature. Under the Plan, and subject to limits imposed by the Internal Revenue Code ("IRC"), participants, except for Skynet participants, may elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Employer on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis. Loral Skynet participants may elect to contribute from 2% to 16% of eligible compensation which can be either on a TES or after-tax basis.

     Participants' contributions are generally matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's base salary, unless the Employer determines to make a different contribution or no contribution. With the exception of Globalstar employees, all employer matching contributions are generally invested in the Loral Stock Fund. For Globalstar employees' the employer matching contributions are invested in the Globalstar Stock Fund. Employer contributions related to Globalstar employees may be transferred to any of the participant directed funds. All employer-matching contributions remaining in the non-participant directed Loral Stock Fund or the Globalstar Stock Fund is reflected as non-participant directed in the accompanying financial statements. Participants who are 55 years old and have 10 years of service may direct their employer matching contributions to any available investment option except the Ford Stock Fund, the Associates Stock Fund and the Globalstar Stock Fund.

  Payment of Benefits

     Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan or withdraw it at any time up to age 65.

     Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 and one-half. Financial hardship is determined pursuant to provisions of the IRC. Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59 and one-half. After age 59 and one-half, TES assets may be withdrawn in total or in part at any time.

                               LORAL SAVINGS PLAN

     Assets in a participant's Regular Savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

     Withdrawals of employer contributions for active participants are available at the end of the two-year period following the year in which the employer contributions were made, if they are vested.

  Payment of Administrative Expenses

     Most administrative expenses are paid by the Plan. The Plan permits the Employer to use forfeitures from participants' non-vested accounts to pay certain administrative expenses. Expenses not paid by the Plan are the responsibility of the Employer.

  Participant Loans

     The Plan permits active participants to borrow from the vested assets in their TES accounts. The minimum loan amount is $1,000. The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, (2) 50% of the vested account balance, or
(3) the assets in the TES Account which are eligible for a loan. The amounts in
(2) and (3) are reduced by any loan balance outstanding. Participants may have only one outstanding loan at a time. No new loans will be made until all outstanding loans are repaid. The interest rate for a loan is the prime rate as defined in the Plan document, and remains the same for the term of the loan. Interest rates for outstanding loans range from 6% to 10 1/2%.

     The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of up to 10 years. Loan repayment is made through payroll deductions. Repayment of the entire loan balance is permitted at any time. All loan repayments are allocated to the investment funds elected by a participant for current TES Contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting. Participants and Employer contributions are recorded in the period the Employer makes payroll deductions from participants' earnings. Benefits are recorded when paid.

  Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value.

     Investments in Loral Stock Fund, Globalstar Stock Fund, Associates Stock Fund and Ford Stock Fund are valued at quoted market prices and represent the net asset value per unit of participation.

     Shares of registered investment company funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

     Loans receivable from participants are valued at cost which approximates fair value.

     The Plan presents in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

     Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

                               LORAL SAVINGS PLAN

  Reclassifications

     Certain reclassifications have been made to conform prior year amounts to the current year's presentation.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from estimates.

  Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits. As of June 16, 2000, plan assets have decreased in value since December 31, 1999 by approximately $110 million due to market fluctuations.

  Financial Instruments

     Fidelity Management Trust Company ("Fidelity") is the Trustee of the Plan and may enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

     Fidelity may invest in futures and option contracts solely for the purpose of managing its exposure to the stock and bond markets and fluctuations in interest rates. The use of futures and option transactions involves the risk of imperfect correlation in movements in the price of futures and option contracts, interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, a realized gain or loss is recorded equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

  New Pronouncement

     In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

                               LORAL SAVINGS PLAN

3. INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 1999 and 1998 (in thousands):

                                                                1999       1998
                                                              --------   --------
Loral Stock Fund*...........................................  $149,139   $105,426
Fidelity Blue Chip Growth Fund..............................    80,943     66,390
Fidelity Growth & Income Portfolio..........................    37,188     38,993
Fidelity Retirement Money Market Portfolio..................    43,438     41,833
Fidelity Managed Income Portfolio II........................    18,603     20,463
Fidelity Magellan...........................................    26,730     16,962
Ford Stock Fund.............................................    32,826     40,851

---------------
* Includes both participant directed and non-participant directed amounts.

     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $52 million and $28 million, respectively, as follows (in thousands):

                                                               1999      1998
                                                              -------   -------
Mutual Funds................................................  $18,923   $24,142
Loral Stock Fund............................................   40,258   (19,312)
Globalstar Stock Fund.......................................    1,213       (40)
Associates Stock Fund.......................................   (4,787)      (25)
Ford Stock Fund.............................................   (3,582)   23,556
                                                              -------   -------
                                                              $52,025   $28,321
                                                              =======   =======

     Information about the significant components of the changes in net assets relating to the non-participant-directed investments for 1999 and 1998 were (in thousands):

                                                               1999      1998
                                                              -------   -------
Contributions...............................................  $ 7,003   $ 6,610
Net appreciation (depreciation).............................   (1,006)   21,248
Dividends...................................................    1,408        73
Benefits paid to participants and withdrawals...............   (5,933)   (4,268)
Transfers to participant-directed funds.....................   (2,537)   (2,244)
Loans.......................................................      (41)      (19)
                                                              -------   -------
                                                              $(1,106)  $21,400
                                                              =======   =======

4. PLAN TERMINATION

     Although the Employer has not expressed an intent to do so, the Employer can discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

                               LORAL SAVINGS PLAN

5. TAX STATUS

     The Employer intends to seek a determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the IRC.

     Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

6. CONCENTRATION OF CREDIT RISK

     At December 31, 1999 and 1998, approximately 52% and 54%, respectively, of the Plan's assets were invested in Fidelity Funds and 35% and 29%, respectively, in the Loral Stock Fund.

7. RELATED PARTY TRANSACTIONS

     Certain Plan investments are mutual funds managed by affiliates of the Plan trustee, which qualify as party-in-interest transactions. All purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

                               LORAL SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)

     IDENTITY OF ISSUE, BORROWER,        DESCRIPTION OF INVESTMENT INCLUDING MATURITY                    CURRENT
       LESSOR OR SIMILAR PARTY     DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE    COST      VALUE
(a)              (b)                                          (c)                               (d)        (e)
---  ----------------------------  ---------------------------------------------------------  --------   --------
 *   Loral Stock Fund              Common Stock                                               $105,262   $149,139
     Ford Stock Fund               Common Stock                                                 11,418     32,826
     Associates Stock Fund         Common Stock                                                  5,488      8,587
 *   Globalstar Stock Fund         Common Stock                                                  1,134      2,310
 *   Fidelity Management Trust
       Company                     Blue Chip Growth Fund                                                   80,943
                                   Growth & Income Fund                                                    37,188
                                   Asset Manager                                                            6,245
                                   Magellan Fund                                                           26,730
                                   Overseas Fund                                                            7,114
                                   Retirement Money Market Portfolio                                       43,438
                                   Intermediate Bond Fund                                                   4,162
                                   Managed Income Portfolio II                                             18,603
                                   Puritan Fund                                                               445
                                   Spartan U.S. Equity Index                                                4,387
     Morgan Stanley-Dean Witter    Global Equity Portfolio Class B                                            237
     PIMCO                         Total Return Fund                                                          551
                                   Capital Appreciation Fund                                                  198
                                   Mid Cap Growth Fund                                                        161
                                   High Yield Fund                                                            417
 *   Participant Loans             Interest rates ranging from 6% to 10 1/2%                                5,443
                                                                                                         --------
                                                                                                         $429,124
                                                                                                         ========

---------------
* Party-in-interest

                               LORAL SAVINGS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                        DESCRIPTION OF ASSET
    IDENTITY OF      (INCLUDE INTEREST RATE AND  TOTAL NUMBER   TOTAL NUMBER   TOTAL VALUE    TOTAL VALUE   NET GAIN
  PARTY INVOLVED     MATURITY IN CASE OF LOAN)   OF PURCHASES     OF SALES     OF PURCHASES    OF SALES     OR LOSS
        (a)                     (b)                  (c)            (d)            (e)            (f)         (g)
-------------------  --------------------------  ------------   ------------   ------------   -----------   --------
None

---------------
* Party-in-interest